Exhibit 99.2
SIMS METAL MANAGEMENT Financial results for the half year ended 31 December 2010 Sims Metal Management Limited ASX Code: SGM NYSE Code: SMS Supplemental Information 18 February 2011

Disclaimer This presentation may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 6 December 2010. Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release. All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release. Please note that all references to $ or dollars herein are references to Australian dollars, unless otherwise indicated. SIMS METAL MANAGEMENT

Financial Overview HY 2011 HY 2010 Change (%) Sales Revenue ($m) 3,950.9 3,388.9 16.6 EBITDA ($m) 148.9 136.0 9.5 Depreciation ($m) 51.7 56.3 (8.2) Amortisation ($m) 14.8 17.6 (15.9) EBIT ($m) 82.3 62.1 32.5 NPAT ($m) 49.3 39.9 23.6 EPS (cents) — diluted 24.0 21.2 13.2 Net cash inflow from operating activities ($m) 74.0 61.8 19.7 Capital Expenditures ($m) 79.6 49.8 59.8 Net Debt / (Net Cash) ($m) 37.1 (224.0) 116.6 Net Debt/(Net Debt + Equity) (%) 1.3 NMF* NMF* Sales Tonnes (‘000) (exc. associates) 6,530.0 6,568.0 (0.6) Interim Dividend (42% and 100% franked) (cents per share) 12.0 10.0 20.0 *NMF indicates not meaningful SIMS METAL MANAGEMENT

Sales Revenue by Region $m HY 2011 HY 2010 Change (%) Australasia 679.4 597.8 13.7 North America 2,575.4 2,236.6 15.1 Europe 696.1 554.5 25.5 Total $3,950.9 $3,388.9 16.6 • 16.6% increase in sales revenue primarily relates to higher metal prices as unit shipments were circa 6.6 million tonnes in each period and sales growth in SRS. 17.2% 65.2% 17.6% HY 2011 Australasia North America Europe 17.6% 66.0% 16.4% HY 2010 SIMS METAL MANAGEMENT

Sales Revenue by Product $m HY 2011 HY 2010 Change (%) Ferrous Trading $1,911.4 $1,601.7 19.3 Non Ferrous Shred Recovery 178.6 162.5 9.9 Ferrous Brokerage 573.0 558.2 2.7 Non Ferrous Trading 775.2 603.1 28.5 Non Ferrous Brokerage 21.6 59.9 (63.9) Manufacturing/Other 100.1 95.8 4.5 Recycling Solutions 391.0 307.7 27.1 Total $3,950.9 $3,388.9 16.6 • Ferrous brokerage sales associated with SAR JV were $311.4 million and $339.5 million, in HY 2011 and HY 2010, respectively. • Average selling prices increased in HY11 by 16% and 14% for ferrous trading and non ferrous trading, respectively. • Recycling solutions sales revenue increased primarily due to organic growth and also due to acquisitions. 48.4% 4.5% 14.5% 19.6% 0.6% 2.5% 9.9% HY 2011 Ferrous Trading Non Ferrous Shred Recovery Ferrous Brokerage Non Ferrous Trading Non Ferrous Brokerage Manufacturing/JVs Recycling Solutions 47.2% 4.8% 16.5% 17.8% 1.8% 2.8% 9.1% HY 2010 SIMS METAL MANAGEMENT

EBIT by Region $m HY 2011 HY 2010 Change (%) Australasia 25.2 25.7 (1.9) North America 35.7 51.0 (30.0) Europe 37.9 23.1 64.1 EBIT by Region* $98.8 $99.8 (1.0) Group Corporate costs (1.7) (20.1) (91.5) Amortisation of intangibles (14.8) (17.6) (15.9) EBIT $82.3 $62.1 32.5 *EBIT by Region is presented pre-group corporate cost allocations and amortisation of intangibles. 25.2 35.7 37.9 (1.7) (14.8) 25.7 51.0 23.1 -$30 (20.1) (17.6) -$20 -$10 $0 $10 $20 $30 $40 $50 $60 Australiasia North America Europe Corporate Amortisation of intangibles ($’s in millions) HY 2011 HY 2010 Atypical Items: • Group Corporate costs includes $5 million of redundancy charges in HY10 and atypical other income of $11 million in HY11. SIMS METAL MANAGEMENT

EBIT by Product $m HY 2011 HY 2010 Change (%) Ferrous Trading (incl. NFSR) 53.7 44.0 22.0 Ferrous Brokerage 10.8 8.8 22.7 Non Ferrous Trading 23.1 42.6 (45.8) Non Ferrous Brokerage 1.0 3.0 (66.7) Manufacturing/JVs/Other 5.8 10.2 (43.1) Recycling Solutions 51.4 31.4 63.7 EBIT by Product* $145.8 $140.0 4.1 Group & Regional Corporate Costs (48.7) (60.3) (19.2) Amortisation of intangibles (14.8) (17.6) (15.9) EBIT $82.3 $62.1 32.5 *EBIT by product is presented pre-corporate costs (including group and regional head office costs) and amortisation of intangibles. 53.7 10.8 23.1 1.0 5.8 51.4 44.0 8.8 42.6 3.0 10.2 31.4 $0 $10 $20 $30 $40 $50 $60 ($’s in millions) HY2011 HY2010 Fe Trading Fe Brokerage NF Trading NF Brokerage Manufact/JV’s Recycling Solutions SIMS METAL MANAGEMENT

Intake Volumes Total Tonnes (‘000’s) HY 2011 HY 2010 Change (%) Ferrous Shred (inc. NFSR) 2,678 2,640 1.4 Other Processed Ferrous 2,258 2,102 7.4 Ferrous Brokerage 1,385 1,532 (9.6) Non Ferrous Trading/Brokerage 277 298 (7.0) Other 18 21 (14.3) Total 6,616 6,593 0.3 • Ferrous brokerage tonnes associated with SAR JV were 0.8 million and 1.1 million tonnes for HY 2011 and HY 2010, respectively. 40.5% 34.1% 20.9% 4.2% 0.3% HY 2011 Ferrous Shredded (incl. NFSR) Other Processed Ferrous Ferrous Brokerage Non Ferrous Trading/Brokerage Other 40.1% 31.9% 23.2% 4.5% 0.3% HY 2010 SIMS METAL MANAGEMENT

Sales Volumes Total Tonnes (‘000’s) HY 2011 HY 2010 Change (%) Ferrous Shred (inc. NFSR) 2,656 2,622 1.3 Other Processed Ferrous 2,171 2,089 3.9 Ferrous Brokerage 1,402 1,581 (11.3) Non Ferrous Trading/Brokerage 282 256 10.2 Other 19 20 (5.0) Total 6,530 6,568 (0.6) • Ferrous brokerage tonnes associated with SAR JV were 0.8 million and 1.1 million tonnes for HY 2011 and HY 2010, respectively. 40.7% 33.2% 21.5% 4.3% 0.3% HY 2011 Ferrous Shredded (inc. NFSR) Other Processed Ferrous Ferrous Brokerage Non Ferrous Trading/Brokerage Other 39.9% 31.8% 24.1% 3.9% 0.3% HY 2010 SIMS METAL MANAGEMENT

Group Income Statement $m HY 2011 HY 2010 Change ($) Change (%) Sales Revenue $3,950.9 $3,388.9 562.0 16.6 EBITDA 148.9 136.0 12.9 9.5 EBIT 82.3 62.1 20.2 32.5 Net Interest Expense (10.2) (6.6) (3.6) 54.5 Tax Expense (22.8) (15.6) (7.2) 46.2 Net Profit After Tax $49.3 $39.9 9.4 23.6 SIMS METAL MANAGEMENT

Group Balance Sheet $m As of 31 December 2010 As of 30 June 2010 Change ($) Change (%) Cash & Cash Equivalents 106.0 132.3 (26.3) (19.9) Current Assets, excluding cash 1,275.3 1,361.8 (86.5) (6.4) Non-current Assets 2,411.2 2,745.6 (334.4) (12.2) Total Assets 3,792.5 4,239.7 (447.2) (10.5) Current Liabilities 615.7 674.1 (58.4) (8.7) Non-current Borrowings 142.9 116.6 26.3 22.6 Other Non-current Liabilities 141.6 170.2 (28.6) (16.8) Total Liabilities 900.2 960.9 (60.7) (6.3) Equity 2,892.3 3,278.8 (386.5) (11.8) Working Capital, excluding cash 659.6 687.7 (28.1) (4.1) Net (Cash) Debt/[Net (Cash) Debt +Equity] (%) 1.3 (0.5) — - SIMS METAL MANAGEMENT

Group Cash Flow $m HY 2011 HY 2010 Change ($) Net cash inflow from operating activities $74.0 $61.8 $12.2 Net Payments for PP&E (77.3) (46.4) (30.9) Payments on acquisitions of subsidiaries, net of cash acquired (42.9) (110.3) 67.4 Other 20.8 0.4 20.4 Net cash outflow from investing activities $ (99.4) $ (156.3) $56.9 Net cash (outflow) from operating & investing activities $ (25.4) $ (94.5) $69.1 SIMS METAL MANAGEMENT

North America Regional Results HY 2011 HY 2010 Change (%) Sales Revenue ($m) $2,575.4 $2,236.6 15.1 EBITDA ($m)* $65.2 $83.7 (22.1) Depreciation (29.5) (32.7) (9.8) EBITA ($m)* $35.7 $51.0 (30.0) Amortisation of intangibles (13.6) (16.3) (16.6) EBIT ($m)* $22.1 $34.7 (36.3) Assets ($m) $2,617.4 $2,705.6 (3.3) Employees 3,368 3,291 2.3 Sales Margin (%) 13.8% 16.9% — *Excludes group corporate cost allocations. SIMS METAL MANAGEMENT

Australasia Regional Results HY 2011 HY 2010 Change (%) Sales Revenue ($m) $679.4 $597.8 13.7 EBITDA ($m)* $35.7 $36.8 (3.0) Depreciation ($m) (10.5) (11.1) (5.4) EBITA ($m)* $25.2 $25.7 (1.9) Amortisation of intangibles ($m) (0.1) — - EBIT ($m)* $25.1 $25.7 (2.3) Assets ($m) $546.8 $530.3 3.1 Employees 877 889 (1.3) Sales Margin (%) 21.7% 22.2% — *Excludes group corporate cost allocations. SIMS METAL MANAGEMENT

Europe Regional Results HY 2011 HY 2010 Change (%) Sales Revenue ($m) $696.1 $554.5 25.5 EBITDA ($m)* $49.3 $35.1 40.5 Depreciation ($m) (11.4) (12.0) (5.0) EBITA ($m)* $37.9 $23.1 64.1 Amortisation of intangibles ($m) (1.0) (1.3) (23.1) EBIT ($m)* $36.9 $21.8 69.3 Assets ($m) $628.3 $560.4 12.1 Employees 1,436 1,321 8.7 Sales Margin (%) 24.2% 28.1% — *Excludes group corporate cost allocations. SIMS METAL MANAGEMENT

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